Filed by Rocket Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Renovacor, Inc.
Commission File No.: 001-39271
Date: September 20, 2022

This filing relates to the proposed acquisition of Renovacor, Inc., a Delaware corporation (the “Company”), by Rocket Pharmaceuticals, Inc., a Delaware corporation (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 19, 2022, by and among the Company, Parent, Zebrafish Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and Zebrafish Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent.

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Acquisition of Renovacor, Inc by Rocket Pharmaceuticals, Inc  Company Participants  Gaurav Shah, CEO  Jessie Yeung, VP of Investor Relations and Corporate Finance  Other Participants  Dae Gon Ha, Analyst Eric Joseph, Analyst  Gregory Harrison, Analyst  Patrick Dolezal, Analyst Raju Prasad, Analyst Timur Ivannikov, Analyst Tyler Van Buren, Analyst  Unidentiﬁed Participant, Analyst  Presentation  Operator  Good day, and thank you for standing by. Welcome to the Rocket Pharmaceuticals Business Update Call. (Operators Instructions)  I would now like to hand the conference over to your speaker today, Jessie Yeung, Vice President of IR and Corporate Finance. Please go ahead.  Jessie Yeung {BIO 22739396 <GO>}  Thank you, Operator, and good morning, everyone. Thanks for joining our call today to discuss the combination of Rocket Pharma and Renovacor. This is Jessie Yeung, Vice President of Investor Relations and Corporate Finance at Rocket Pharmaceuticals.  With me on the line today is Dr. Gaurav Shah, CEO of Rocket Pharmaceuticals; and Martin Wilson, Rocket’s General Counsel and Chief Compliance Oﬃcer.  Before we begin, I would like to brieﬂy discuss the use of forward-looking statements on this conference call. Statements we make on this call may include forward-looking statements, and these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to diﬀer materially from the  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  statements made. Factors that could cause actual results to diﬀer are described in the disclaimers and in our ﬁling with the US Securities and Exchange Commission, including the risk factor section of our 2022 Annual Report on Form 10-K ﬁled with the SEC.  As a reminder, this call is being recorded, and the press release and slide presentation regarding today's news are available on the website for Rocker Pharma and Renovacor.  There will be a question-and-answer session at the end of this call in which we will all participate.  I will now turn the call over to Gaurav.  Gaurav Shah {BIO 20710543 <GO>}  Thank you, Jessie, and thank you, everyone, for joining us today. This is an exciting day for both Rocket Pharma and for Renovacor, and I’m truly honored to be announcing what we believe will be the creation of the world’s leading cardiac gene therapy company.  We’re thrilled to have found an amazing team and partnership in Renovacor who share our mission to become a true beacon of hope and to ﬁnd cures as newly-emerged leaders in cardiac gene therapy. We are excited to be working toward common goals, including elevating the lives of patients and families around the world through gene therapy.  Now there are many compelling beneﬁts to this transaction and we’ve got a lot to cover today, but ﬁrst and very importantly we are announcing today's news with an eye towards strong momentum in our Danon Disease Program, RP-A501. We just announced that we will have an update on September 30th with pediatric and long-term adult data with a webcast to discuss these results.  I’ll note we also remain on track to have FDA guidance before yearend on study endpoints and design of a potentially-pivotal Phase 2 trial and initiation of startup activities this year.  Slide 3 is a brief agenda for today. Slide 4, ﬁrst and foremost, it’s important to emphasize that this acquisition perfectly matches our mission of developing ﬁrst, best, and only in class therapies for rare diseases with extensive, unmet need.  Now let’s turn to Slide 5 to talk about the strategic rationale for this transaction, which are encompassed in the three Ps. Number one, pipeline; number two, properly, intellectual; and number three, people. This acquisition truly solidiﬁes our position as a leader in the cardiac AAV gene therapy space by expanding both our clinical and near-clinical assets.  So about number one, extending the pipeline. Renovacor’s expertise addresses a very signiﬁcant, unmet medical need in BAG3 associated dilated cardiomyopathy, a severe form of heart failure, and represents an important commercial opportunity, one that’s  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  actually comparable to the opportunity represented by our Danon Disease program in terms of number of patient with unmet need.  Number two, intellectual property. This acquisition also adds broad IP and provides freedom to operate and optionality to address BAG3 associated dilated cardiomyopathy.  Number three is my favorite, the addition of expert people and personnel. This acquisition adds personnel with gene therapy expertise and world-class collaborations that beautifully compliment the current Rocket team and capabilities.  Of note, the acquisition will also add approximately $38 million in projected cash at closing, which will extend our cash run rate into the second quarter of 2024 now.  Let’s go to Slide 6 to brieﬂy highlight the transaction. We signed a deﬁnitive agreement to acquire Renovacor, one of the leading companies delivering precision therapies for genetically-driven cardiovascular and mechanistically-related diseases. This is an all-stock transaction with an implied per share value of $2.60 at an exchange ratio of 0.1676.  The total implied equity value of the transaction is approximately $53 million based on common outstanding shares. Renovacor shareholders will own approximately 4.6% of pro forma equity on the fully-diluted basis. We expect the transaction to close by the ﬁrst quarter of 2023.  Slide 7. Renovacor’s science is well-developed with the technology that is ideally suited for the BAG3 biology, and the mechanism of action is particularly well-deﬁned where the corrected protein made in the target cell for a disorder caused by single-gene mutation can improve the lives of patients.  They have also already established relevant and achievable clinical endpoints for the program. From a CMC viewpoint, this program is compatible with Rocket’s extensive in- house AAV cGMP manufacturing capabilities to support both clinical and commercial products and scale up. And Renovacor boasts very impressive scientists with deep cardiac expertise and other associates with a proven track record in drug development. Their team has already engaged extensively with health authorities to outline a predictable review pathway forward for BAG3, and we’re thrilled to be working with this driven and talented team.  Slide 8. So what are the key’s to Rocket’s success so far? We’ve grown rapidly in a way that has allowed to previously activate four INDs in just six months, and now all of these programs have reached clinical proof of concept, including two in the pivotal registrational stage.  We have a focus on targeting genetically-deﬁned diseases. We have well-deﬁned developmental and regulatory pathways with clear endpoints to studies. We’ve reﬁned gene therapy approaches and technologies that give us the best chance at success with a  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  clear competitive advantage, and we have developed both scientiﬁc and drug development expertise in the therapeutic areas that we tackle.  Likewise, Renovacor adds true value for us in each of these areas. First of all, their personnel, like ours, are passionate drug developers. Their capabilities in cardiac AAV gene therapy will bolster our industry-leading cardiac platform.  Secondly, their proprietary technology and BAG3 mouse model adds to Rocket’s portfolio. Renovacor has targeted a monogenic disease with validated endpoints that clearly impact patient outcomes, and this disease, BAG3 BCM, has very compelling preclinical data in an area of signiﬁcant unmet medical need.  Now on Slide 9, as you can see Renovacor’s BAG3 dilated cardiomyopathy program now gives us a total of ﬁve programs and growing. All programs can be considered to be ﬁrst, best, and only in class. All have an on-target mechanism of action and clear deﬁnable endpoints. All have address – all can address markets of a size that have maximum patient impact, and as noted before programs that we develop now will be Danon sized or nearby such as BAG3. And Renovacor’s BAG3 program also qualiﬁes for orphan drug designation, which we will provide updates around in the coming months.  Slide 10. So here is BAG3 physiology brieﬂy and how it regulates critical functions in cardiomyocytes. First of all, it enhances contractility. Second, it provides structural support. Third, similar to Danon, it’s evolved in autophagy and protein quality control. Fourth, it’s involved in anti-apoptosis.  Given all of the above reasons, we believe that a gene therapy approach is best positioned to restore the broad biological functions of BAG3 in the heart, and Rocket has speciﬁc experience in doing exactly this from bench to clinic.  Slide 11. Here are some of the preclinical data from the mouse model where we see AAV9 BAG3 preventing the onset of cardiac impairment. On the left side you see mice with reduced BAG3 protein levels, about 50%, who developed reduced ejection fraction, validating this model. And on the right-hand side, compared to the control mouse group in red, the ones with AAV BAG3-treated mice stabilized over six weeks in terms of ejection fraction and look similar to wild-type mice.  So we see very encouraging preclinical data here and believe that correcting mutating BAG3 has the potential to enhance cardiac function and extend life in many eﬀective patients.  Slide 12. BAG3 is – BAG3 Associated DCM is a rare genetically-driven form of heart failure, and we believe that the true prevalence of BAG3 DCM in the US alone may be as high as 30,000 patients and is expected to grow with increased genetic testing and disease awareness. Currently, there are no FDA-approved therapeutic options designed to address speciﬁc gene mutations that result in DCM or heart failure of any kind.  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Slide 13. So I want to showcase where the new Rocket Pharma together with Renovacor are today and show where we’re going in the near future. We are transforming from a clinical-stage company to a near-term commercial stage company. We specialize in monogenic diseases with duo platform in both ex vivo lentivirus and in vivo AAV. We will have near-term lentiviral-based programmed commercialization soon and also AAV9- based Danon program updates very soon as discussed.  And we’re now in the process of transforming into a two-revenue generating company with our Fanconi anemia and LAD-1 programs followed by Danon Disease, BAG3 DCM, and PKD. We will have additional new Wave 2 therapies to be announced in 2023 that are also on track.  Slide 14 is a snapshot of our ﬁnancial position. We’re expecting to add $38 million in projected cash at our core closing, Renovacor closing, which is expected by ﬁrst quarter of 2023. This will extend the balance sheet into the second quarter of 2024, further from our previous guidance which was into ﬁrst half ’24. Of note, this includes $46 million in gross ATM proceeds to date. $26 million was just from last week.  We will continue to be opportunistic in looking at both private or public ﬁnancings as well as non-dilutive options, such as monetizing the two PRVs, one from Fanconi Anema and one from LAD-1 upon FDA approval by 2024.  So, to sum up, and give you an overview of our progress to date in cardiac gene therapy, as we've reported, we expect our Phase 1 pediatric cohort data in Danon Disease in third quarter, actually just in a couple of weeks. This could be a powerful validation of Rocket's eﬀorts in cardiac AAV gene therapy. We're also on track to have our FDA end of Phase 1 meeting and anticipate initiation of Phase 2 pivotal trial activities in Danon Disease by the end of this year on track.  We expect to ﬁle a BLA and MAA for LAD-1 in ﬁrst half 2023 and Fanconi Anemia in 2023. We will initiate Phase 2 pivotal trial for PKD as well in 2023. We anticipate pre-clinical data and updates on the clinical development plans in BAG2-DCM in the near future and we do feel there's strong potential to initiate a Phase 1 trial in BAG3 in 2023.  And ﬁnally, we'll have even more additions in the Wave 3 pipeline entering the clinic in 2023.  I wanted to note that our manufacturing facility in Cranberry is now producing clinical material to support the pivotal Danon Disease trial with buy-in from the FDA.  Those are the end of my remarks and we will move forward with Q&A at this point. Thank you, everybody, who's joined this call.  Questions And Answers  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Operator  Thank you. (Operator Instructions).  Please stand by while we compile the Q&A roster.  Our ﬁrst question comes from Tyler Van Buren with Cowen. Your line is open.  Q - Tyler Van Buren {BIO 18791591 <GO>}  Hey, guys. Good morning and congratulations on the transaction. I have a couple for you. I guess the ﬁrst one is, the preclinical ejection fraction data is interesting, but do you expect that you'll see the same histologic changes as you've seen with LAMP2B?  And then the second question is, I believe the severity of the disease is lower than Danon, so can you speak to the conﬁdence in administering AAV9 to these patients based upon the latest safety data that you've seen from the Danon program?  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, great questions, Tyler. So some of this will develop as we start working more and more closely together with the Renovacor team, who are the true experts in BAG3. But, my sense is that protein expression is very important. We're all interested in it.  In Danon Disease we have the beneﬁt of having both protein expression and a histological readout as we've seen. That's not going to be the case for all diseases. I think in this disease, ejection fraction is such a powerful clinical surrogate and it's going to hold a lot more weight and we're going to be focusing on that as we develop a program forward.  With regard to AAV9, so we will await the emergence of ongoing preclinical data that Renovacor has been working on for quite some time, with regard to AAV9. And what I can say now is, that we're very conﬁdent about the AAV9 safety proﬁle based on our experience in Danon Disease. And we will think carefully about the best path forward that's most optimal and eﬃcient to get this drug to patients with BAG3. So, we'll be creative about that, but it -- we've had great experience with AAV9 so far, as you know.  Q - Tyler Van Buren {BIO 18791591 <GO>}  Thank you.  Operator  Thank you. And one moment for our next question.  Our next question comes from Gregory Harrison with Bank of America. Your line is open.  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Q - Gregory Harrison {BIO 3628032 <GO>}  Hey, good morning. Congratulations on the deal and thanks for taking our questions.  So does the acquisition of a -- of a cardiomyopathy program with similarities to Danon imply an increase to level of conﬁdence in what you may see from the Danon programs if deciding to focus a little bit more in that area? And then how are you thinking going forward, about the balance between your AAV and Lenti viral programs in your pipeline?  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, so we can't clearly foreshadow, obviously, what will be read out in Danon, but we feel very good about the data we've seen to date. And we feel very good about an FDA dialogue based on everything we're seeing in gestalt [ph] in Danon, or we're extremely optimistic. I would say that in general if we had not been conﬁdent about Danon then we would not have brought this program in.  With regard to Lenti and AAV balance, we are seeing them as the right and left eye of Rocket, depends on which one -- which of your eyes is preferred. Lenti virus will be the commercial arm of Rocket as we move forward over the next two to three years and AAV will be in the development stage, obviously, AAV will also become commercial at some point, but we're focusing on Lenti in eﬀorts to develop commercial infrastructure. We're focusing on our AAV in eﬀorts to develop our R&D and science pretty rapidly. So, that's how we see it. They're complimentary and both equally important to our future.  Q - Gregory Harrison {BIO 3628032 <GO>}  Great. Thanks for taking the questions.  Operator  Thank you. Our next question comes from Gil Blum with Needham & Company. Your line is open.  Q - Unidentiﬁed Participant  Hi. This is Chan [ph] for Gil. Thank you for taking our questions. So, it seems that most of the patients of BAG3-DCM are diagnosing adults. So why this disease doesn't show up in childhood as a genetic disease? And our follow-up is, how would you view its inﬂuence on the probability of -- a probability of success on the program? Thank you.  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, it's a great question, Chan [ph], thank you. So Danon Disease was very unique. Danon Disease is known to be one of the most aggressive forms of cardiomyopathy and very few other diseases will be as aggressive in children and I think that was a well-known and well-established fact already.  However, we have to look disease-by-disease and we have to see what is the best clinical endpoint and if there is a surrogate endpoint that can reliably predict long-term clinical  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  outcomes in these patients. And even though these patients are adults there are patients who progress rapidly, in whom we can measure endpoints that would have a signiﬁcant and meaningful delta versus natural history of these patients.  Ejection fraction is one example. So, even though it's an adult disease it does progress rapidly in some patients. We would identify those patients, treat them, show that delta and then expand the label to the broader population over time. The same approach as we're using in Danon and other diseases.  Q - Unidentiﬁed Participant  Thank you.  Operator  Thank you. And our next question comes from Dae Gon Ha with Stifel. Your line is open.  Q - Dae Gon Ha {BIO 22199642 <GO>}  Hey, good morning, guys. Thanks for taking our questions. Hope you guys can hear me and apologies for the background noise. Congrats on the deal. Just two questions from us. One is, looking at the timeline slide, perhaps I'm reading too much into it, but Renovacor slide shows that RP-L101 [ph] was IND [ph] bound for second half '22. It seems like your slide is somewhat slower than that. But correct me if I'm wrong. Are you pursuing RSCI administration or the IV administration, since that was the two that the company is pursuing? And how might that impact your Danon administration now as well going forward?  Second question is, if we look at the preclin data that you showed on slide 11, I was just wondering, is there an established threshold that you need to achieve for the expression level of BAG3 for a clinical beneﬁt? And I guess I'm just wondering, looking at the two graphs in the middle, purple and green, seems like wild-type with BAG3 expression seems to be so much lower than the wild-type with the control vector [ph] administration. Thanks (inaudible).  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, so with regard to IND and a clinical timeline, let me address that and then we can get back to the best surrogate tissue marker for predicting response. I think those are the two questions.  So, for the IND question and the local versus IV delivery, this is something that we're actively working closely with the Renovacor team on. I think that the data with the local approach have been a great start and right now we're not changing any guidance on the actual IND ﬁling. Regardless of when that IND is ﬁled, the clinical entry would be 2023, even if that IND is ﬁled on track. So, I wanted to make that point.  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  In terms of whether long-term we pursued IV or local, that remains to be determined. I think we have a lot of experience with IV and if that's the most eﬃcient and eﬀective treatment for patients and path forward for patients then that's what we'll do. So, that remains to be seen.  In terms of what is the best market for clinical predictiveness, protein expression, there are many ways to measure protein expression. I think one of the ways -- one of the things we're going to do is sort of make our protein assays compatible and reproducible across all of our programs and we need to bring some of these assays in-house so we can compare apples to apples and not apples to oranges. So, when someone has a protein expression number you can't always compare that with a number from another company. So, we need to establish, validate and make these assays uniform number one.  Number two, we think that even before protein expression vector copy numbers are important surrogate in getting and titrating that in the best manner possible up front and being conﬁdent that we'll achieve the appropriate vector copy numbers to aﬀect these tissues and the tissue pathophysiology is also important. So, these are all scientiﬁc questions that we look forward to tackling together with the expert Renovacor team in the coming weeks and months.  Q - Dae Gon Ha {BIO 22199642 <GO>}  Great. Thank you so much.  Operator  Our next question comes from Eric Joseph with JP Morgan. Your line is open.  Q - Eric Joseph {BIO 18936710 <GO>}  Hi, great. Thanks for taking the questions. Just a few from us. Can you talk a little bit about how distinct DCM is as a consequence of BAG3 deﬁciency? Are there other phenotypes or symptomatology that pairs with DCM in these patients? And then, following up to that, to what extent are there are sort development and regulatory synergies between Danon and the BAG3 program? Particularly on the development side when it comes to patient enrollment.  And then, ﬁnally, if I just sneak in this last one here. Just to what -- can you just talk about whether the deals gives any consideration here for the -- for Renovacor's other programs, either other medications focused on BAG3 or their ACM -- the ACM-focused pipeline?  Thanks.  A - Gaurav Shah {BIO 20710543 <GO>}  Okay, I remember questions one and three. We'll just have to come back to question two in a second. So, BAG3 -- so the question is, are patients with BAG3 who have DCM, is the DCM attributable to BAG3 or are there variations?  Page 3 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  This is a population that is increasingly becoming studied now. We’re going to be working and collaborating with some of Renovacor’s world partners but also some of our own to answer some of these questions that you’re asking.  But our general sense is that the DCM from BAG3 is related to BAG3 itself. It’s -- I don’t think that there’s a lot of variation in that answer.  Second, I’ll answer your third question, with regard to other cardiology assets, we think that Renovacor has had a great eye on discovering and ﬁnding other assets as well. The ARVC asset out of Utah is very interesting to us as well. And will form a future part of our Wave 2 or Wave 3 pipeline depending on how rapidly we can move it into the clinic.  And, I’m sorry, you’re second question?  Q - Eric Joseph {BIO 18936710 <GO>}  Second question, developing synergies which (inaudible) BAG3 program as it relates to patient enrollment.  A - Gaurav Shah {BIO 20710543 <GO>}  Yes. So developing AAV expertise is not easy. And I’m not just talking about from a Company perspective but from a treatment side perspective. So development centers of excellence that are conversant with the ups and downs of AAV gene therapy is challenging. We’ve been very fortunate to work with some centers who have gained a lot of experience in a short amount of time.  So we would deﬁnitely synergize extensively on clinical sites. We would also synergize extensively on patient advocacy groups and patient ﬁnding measures. That’s actually, I should have mentioned, that’s actually how the Renovacor and Rocket relationship started. It was in identifying patients around the world with cardiomyopathy through patient advocacy groups and other genetic databases. That’s how our collaboration started. So that’s also a big synergy there.  And then I would say there’s so many synergies here, right. We mentioned clinical, we mentioned patient ﬁnding. There are numerous synergies on CMC. AAV platform is something that we’ve been working on for several years. We’ve developed our platform external with the CDMO and now brought the manufacturing as well as the quality testing and relief testing in-house. So we have a lot of experience on how to synergize CMC.  And then, obviously on the science front, we’ve ﬁgured out how to identify disease, ﬁnd the best vector for the disease. Little variations in a vector design go a long way. So we look forward to doing all of that now together with Renovacor.  And then ﬁnally under the regulatory pathway, we have the same reviewers at the FDA as  -- some of the same reviewers as Renovacor does and we’ve already built these  Page 10 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  relationships over many years and we hope to build on those further to even further and better accelerate the Renovacor program along with the rest of Danon programs.  Q - Eric Joseph {BIO 18936710 <GO>}  Great. That’s very helpful on that.  A - Gaurav Shah {BIO 20710543 <GO>}  Obviously that was my favorite question, as you obviously [ph].  Q - Eric Joseph {BIO 18936710 <GO>}  Congrats on good [ph] (inaudible). Thanks for taking the questions.  A - Gaurav Shah {BIO 20710543 <GO>}  Thanks a lot.  Operator  Our next question comes from Patrick Dolezal with LifeSci Capital. Your line is open.  Q - Patrick Dolezal {BIO 20211263 <GO>}  Hi, thanks for taking the questions and congratulations on the transaction. Curious if there were any additional pre-clinical data that Rocket saw that was informative in this transaction but wasn’t disclosed today? Just given that Renovacor did intend on presenting some pre-clinical data in the second half of this year. I’m kind of curious when this might be released publicly in light of the transaction?  And then as you’ve learned from the data and experience sometimes patients are a bit too far progressed for gene therapy intervention and setting a lower bound on the ejection fracture is one means that’s kind of mitigating the issue. And so the question is, kind of given substantially reduced ejection fracture as part of DCM how do you think about the optimal time of intervention? Thank you.  A - Gaurav Shah {BIO 20710543 <GO>}  Hi, Patrick, thanks for the questions. So, obviously as part of our review of Renovacor we had access to a data room. And all I can say right now is that the data room deﬁnitely gave us further conﬁdence of the viability of an AAV approach for this target. And we look forward to furthering those pre-clinical studies and revealing those data as the time comes.  As far as the appropriate patient population for BAG3, I would say that, yes, there are some very direct application from Danon disease. There is a point of no return in Danon disease. Similarly there may be a point of no return in BAG3 patients. How you deﬁne that point of return though diﬀers disease by disease.  Page 10 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  In Danon disease there’s extensive ﬁbrosis at the end of life for these patients which drops the ejection fracture. It’s a diﬀerent disease, right. It’s a hypertrophic cardiomyopathy, EF is preserved in those patients. So if EF drops, that usually means it’s too late. In DCM, though, EF is not preserved. So low EFs do not preclude patient enrollment in the same way as they might in Danon disease.  So it’s a very diﬀerent disease, very diﬀerent pathology. And we will still ﬁnd the patients who will beneﬁt from gene therapy but in whom it’s not too late yet. We feel conﬁdent about being able to identify those patients as we develop our Phase 1 further.  Q - Patrick Dolezal {BIO 20211263 <GO>}  Makes sense. Thanks, Gaurva.  Operator  Our next question comes from Raju Prasad with William Blair. Your line is open.  Q - Raju Prasad {BIO 18794696 <GO>}  Thanks for taking the question. Can you maybe discuss a little bit about how you’re thinking about dose in the BAG3 trial just given what you know from Danon and the diﬀerences and maybe the ages and weights of the patients in both indications?  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, that’s an excellent question. So we will work on this in the coming weeks and months as we learn more and more about the target, the current approach, which is local, and other options as well. I think that drawing from Danon obviously we’ve learned a lot in so many aspects of dosing and CMC.  What are the safety issues associated with AAV9? What are the ideal drug product parameters that can reduce some of those safety issues? And we’ve learned a lot and we’re going to apply all of that with a reasonable degree of conﬁdence with the Renovacor program to ﬁnd the most eﬃcient path forward.  And as I mentioned, this -- the data that we seen so far in the target using AAV is very compelling and we also have alongside this current program the optionality to be creative around other methods as well. So more on that as we move forward.  Q - Raju Prasad {BIO 18794696 <GO>}  Great. And then on the manufacturing side, how are you thinking about it strategically with the IND ﬁling and you own in-house process? Would you kind of bring it in-house and kind of recapitulate the data for the IND, the in-house vector? Or are you planning on taking into Phase 1/2 with the current data package and then kind of recapitulating it later with your in-house process? Thanks.  Page 10 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  A - Gaurav Shah {BIO 20710543 <GO>}  Yes, it’s an important question. I’m sitting here next to Kinnari and Mayo and I think our general approach here is that the Cranbury manufacturing facility is dedicated to programs that have reached clinical proof of concept and where we think commercial scale up in the near to medium term is critical. And before we bring a program into Cranbury we will likely develop the process externally, validate through clinical proof of concept and then transfer in-house. That’s been the way we’ve thought about this so far.  Just reserve the right to change the strategy in the future. But that’s how we’re thinking about this. So this way Cranbury manufacturing is fully dedicated to a place where we can be conﬁdent about scaling up for now Danon, in the future it could be others, as we develop some of the ideas outside this facility. That’s how we would think about it right now, Raju.  Q - Raju Prasad {BIO 18794696 <GO>}  Great, thanks.  Operator  We have a question from Timur Ivannikov with Raymond James. Your line is open.  Q - Timur Ivannikov {BIO 20342855 <GO>}  Yes, thank you very much for taking the question and congrats on the acquisition.  So we just have a follow-up question regarding the dose. You just mentioned you’re still looking at it. But looking at the Renovacor’s data in pigs it seems like a dose of at least 5e13 would be required. Do you think -- do you think that your minimum eﬀective dose or do you think you could go lower than that?  A - Gaurav Shah {BIO 20710543 <GO>}  I think that the path forward here will include a careful evaluation of the RCSI approach. That’s the ﬁrst thing we’re going to do. We, like you, recognize the importance of adequate vector copy numbers into cardiomyocytes. The cardiomyocytes then, in the heart, are one of many types of cells.  So just like we mentioned earlier that you can’t compare protein assays from company-to- company, from academic program-to-academic program, we’ve come to learn that you can compare – you cannot compare vector copy numbers from one lab to the next either. And the way that people assay tissues diﬀers as well.  So we want to consolidate everything in one place ﬁrst, compare side-by-side what the local vector copy numbers might look like versus the Danon data where we know we have clinical eﬃcacy and go from there. And again, as I mentioned, we have optionality with this IP to pursue several types of approaches as we ﬁnd the most eﬃcient path forward.  Page 10 of 15  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Q - Timur Ivannikov {BIO 20342855 <GO>}  Okay. Thanks for that. And just maybe just a quick question related to an earlier question about potentially lower disease severity for BAG3. Looking at the animal data that’s been presented by Renovacor, just looking at the data it seems like they're comparing heterozygous animal model to wild type. Do you have data showing how much gene therapy corrects homozygous genotype?  A - Gaurav Shah {BIO 20710543 <GO>}  It’s an excellent question. So there are homozygous models out there that have early mortality in mice, and that’s why this hetero middle balanced model seems to make the most sense. And I will say that the discussions with the agency so far have been quite supportive of that model to be clear. Again, we will look at all options for preclinical paths as we put our clinical plans forward for this target.  Q - Timur Ivannikov {BIO 20342855 <GO>}  Okay. Thank you for the question.  Operator  There are no other questions in the queue. I would like to turn the call back to management for any other remarks.  A - Gaurav Shah {BIO 20710543 <GO>}  We are very excited. We’re at the beginning of a new journey as leaders in cardiac gene therapy. We are very excited to warmly welcome the Renovacor team into the broader company, and we look forward to engaging further with them as well as all of you in the coming months as we develop our franchise. Thank you for coming today and listening in.  Operator  This concludes today’s conference call. Thank you for participating. You may now disconnect.  Page 10 of 15  This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost proﬁts, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reﬂect the views of Bloomberg LP. © COPYRIGHT 2022, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.  FINAL  Bloomberg Transcript

 Company Name: Rocket Pharmaceuticals Inc Company Ticker: RCKT US Equity  Date: 2022-09-20  Page 10 of 15  FINAL  Bloomberg Transcript

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Rocket Pharmaceuticals, Inc. (“Parent”) and Renovacor, Inc. (the “Company”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Parent’s or the Company’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Parent or the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Parent or the Company do business, or on Parent’s or the Company’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; uncertainties related to the initiation, timing and conduct of studies and other development requirements for the Company’s product candidates; the risk that any one or more of the Company’s product candidates will not be successfully developed and commercialized; the interest from patients and families for participation in each of Parent’s ongoing trials, expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, our expectations regarding our drug supply for our ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of its product candidates; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Parent to successfully integrate the Company’s operations; the ability of Parent to implement its plans, forecasts and other expectations with respect to Parent’s business after the completion of the transaction and realize expected synergies; the risk of litigation and/or regulatory actions related to the proposed transaction; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Parent’s and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Parent’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Parent nor the Company undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Parent intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that also constitutes a prospectus of Parent. Each of Parent and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Parent or the Company may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Parent and the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Parent, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Parent will be available free of charge on the Parent’s website at https://ir.rocketpharma.com/ or by contacting Parent’s Investor Relations department at info@rocketpharma.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.renovacor.com or by contacting the Company’s Investor Relations department at investors@ renovacor.com.

Participants in the Solicitation

Parent, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent and the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s and the Company’s Annual Reports filed with the SEC on April 29, 2022 and April 14, 2022, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company using the sources indicated above.